SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                FORM 12b-25

                        Notification of Late Filing

                                                 Commission File Number  0-6890
(Check One (X))

 X    Form 10-K and Form 10-KSB   ___ Form 11-K

___   Form 20-F     ___  Form 10-Q and Form 10-QSB    ___ Form N-SAR

                   For Period ended       September 30, 1996
                                         ____________________

___  Transition Report on Form 10-K and Form 10-KSB
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q and Form 10-QSB
___  Transition Report on Form N-SAR

           For the transition period ended  _________________________________

  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                       Item 8 and portions of Items 6 and 7
                      ______________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant           MECHANICAL TECHNOLOGY  INCORPORATED
                             ____________________________________________
Former name if applicable    ____________________________________________
_________________________________________________________________________
Address of principal executive office (Street and Number)________________
                                  968 ALBANY-SHAKER ROAD
                              ___________________________________________
City, State and Zip Code          LATHAM,   NEW YORK    12210
                              ___________________________________________
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                                     PART II

                              RULE 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check (X) appropriate box.)


  X     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


  X     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


 ___    (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



                                    PART III
                                   NARRATIVE


   State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


Subsequent to fiscal year end and just prior to the due date of the Form 10-K Report, a development occurred in connection with a material obligation (which is due December 31, 1996) of the registrant, which development is expected to have a material effect on the financial condition of the registrant. Due to the timing and significance of the subsequent event, the registrant was unable to make the necessary revisions to the financial statements to be included in the Form 10-K Report to take account of this development, prior to the December 30, 1996 due date of the Report, without incurring unreasonable effort or expense.

                                   PART IV
                              OTHER INFORMATION


   (1) Name and telephone number of person to contact in regard to this notification.

         Stephen T. Wilson                   (518) 785 - 2337
        ___________________           _______________________________
              (Name)                  (Area Code)  (Telephone Number)


   (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           X   Yes        No
                                                          ___        ___

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               Yes    X   No
                                                          ___        ___

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      MECHANICAL TECHNOLOGY INCORPORATED
                 ____________________________________________
                 (Name of Registrant as Specified in Charter)


    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   December 30, 1996              by_______________________________________
     _____________________               R. Wayne Diesel, CEO





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